UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-25461

GLOBALSTAR, L.P.

(Exact Name of Registrant as Specified in Charter)

3200 ZANKER ROAD, SAN JOSE, CALIFORNIA 95134 (408) 933-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

None
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[X][1]

Approximate number of holders of record as of the certification or notice date: None

1 Globalstar, L.P. (“Globalstar”) previously filed with the Securities and Exchange Commission (the “SEC”) several registration statements that became effective pursuant to the Securities Act of 1933 and, as a result thereof, became obligated to make filings required pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Thereafter, as a result of the application of the provisions of Section 15(d) of the Exchange Act, Globalstar’s duty to file under such section was automatically suspended. Notwithstanding the suspension of such duty, however, Globalstar continued to make such filings on a voluntary basis. Recently Globalstar made the decision to cease making these voluntary filings. Accordingly, Globalstar will no longer file any of the reports required pursuant to Section 13 of the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Globalstar, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 27, 2004	By:	/s/ Daniel P. McEntee

		Name:	Daniel P. McEntee
		Title:	Vice President and Chief Financial Officer